UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On October 25, 2019, NuCana plc (the “Company”) issued a press release announcing that the U.S. Food and Drug Administration has cleared the Investigational New Drug Application for its Phase III study (NuTide:121) of the investigational drug product Acelarin in combination with cisplatin for patients with previously untreated locally advanced or metastatic biliary tract cancer. NuTide:121 will be a global, multi-center, randomized Phase III study that will enroll up to 828 patients in approximately 120 sites across North America, Europe, Asia and Australia. Patients will be randomized 1:1 and treated with either a combination of Acelarin plus cisplatin or the current standard of care regimen, gemcitabine, plus cisplatin. The primary endpoints for the study are Overall Survival and Objective Response Rate. Three interim analyses, including two designed to support accelerated approval, are planned as part of the Phase III study protocol in addition to the final analysis. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

The information above shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-227624) and Form S-8 (File Number 333-223476), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated October 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: October 25, 2019